[redacted]

BB 3/3

SEC Mail Processing Section

FEB 26 2008

Washington, DC 101

08025985

OMMISSION
49

| OMB APPROVAL | |
|---|---|
| OMB Number: | 3235-0123 |
| Expires: | October 31, 2004 |
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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8- 50591 |

FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/07 (MM/DD/YY) AND ENDING 12/31/07 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: NIA Securities, LLC

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

66 Route 17
(No. and Street)

| Paramus | New Jersey | 07652 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Terrence D. Marr — (201) 845 - 6600
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

M. I. Grossman & Company, LLC
(Name – *if individual, state last, first, middle name*)

| 1496 Morris Avenue | Union | NJ | 07083 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 06 2008
THOMSON FINANCIAL

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

3/5/08

# OATH OR AFFIRMATION

I, Terrence D. Marr, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of NIA Securities, LLC, as of December 31, 2007, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

ROSE DRAGOJEVIC
NOTARY PUBLIC OF NEW JERSEY
MY COMMISSION EXPIRES FEB. 25, 2012

Signature

President
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

# NIA SECURITIES, LLC

FINANCIAL STATEMENTS

FOR THE YEAR ENDED

DECEMBER 31, 2007

WITH

INDEPENDENT AUDITORS' REPORT

NIA SECURITIES, LLC

TABLE OF CONTENTS

[redacted]

Certified Public Accountants

M. I. GROSSMAN & COMPANY, L.L.C.

## INDEPENDENT AUDITORS' REPORT

To the Member and Directors of NIA Securities, LLC
66 Route 17
Paramus, New Jersey 07652

We have audited the accompanying balance sheet of NIA Securities, LLC at December 31, 2007 and the related statements of operations, changes in member's equity, cash flows, and changes in liabilities subordinated to claims of general creditors for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of NIA Securities, LLC at December 31, 2007 and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules 1, 2, 3 and 4 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

M. I. Grossman & Co.

M. I. Grossman & Company, L.L.C.
Certified Public Accountants

February 2, 1008

03139NID.07Y

MORRIS I. GROSSMAN, CPA    HENRY S. MILLIN, CPA    JACK L. BOCK, CPA

1496 Morris Avenue, Union, New Jersey 07083

Tel: (908) 687-7740    E-Mail: MIGCPA@MIGROSSMAN.COM    Fax: (908) 686-6043

NIA SECURITIES, LLC
BALANCE SHEET
AT DECEMBER 31, 2007

## ASSETS

| | |
|---|---|
| Cash | $ 112,652 |
| Commissions receivable | 73,010 |
| Due from clearing organization | 58,855 |
| Deposit with clearing broker | 100,000 |
| Prepaid expenses | 4,435 |
| TOTAL ASSETS | $ 348,952 |

## LIABILITIES AND MEMBER'S EQUITY

| | |
|---|---|
| Accounts payable and accrued expenses | $ 177,925 |
| Member's Equity | 171,027 |
| TOTAL LIABILITIES AND MEMBER'S EQUITY | $ 348,952 |

See accompanying notes and independent auditors' report.

NIA SECURITIES, LLC
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2007

| | | |
|---|---|---|
| Revenues | | $ 880,631 |
| General and Administrative expenses: | | |
| Payroll, payroll taxes and benefits | $ 87,967 | |
| Regulatory fees | 12,101 | |
| Commissions | 618,515 | |
| Clearance Charges | 30,687 | |
| Overhead expenses | 127,500 | |
| Other expenses | 1,646 | |
| Total general and administrative expenses | | 878,416 |
| Net income | | $ 2,215 |

See accompanying notes and independent auditors' report.

# NIA SECURITIES, LLC
# STATEMENT OF CHANGES IN MEMBER'S EQUITY
# FOR THE YEAR ENDED
# DECEMBER 31, 2007

| | |
|---|---|
| Member's Equity - January 1, 2007 | $ 153,812 |
| Member capital contribution | 15,000 |
| Net income | 2,215 |
| Member's Equity - December 31, 2007 | $ 171,027 |

See accompanying notes and independent auditors' report.

NIA SECURITIES, LLC
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2007

| | | |
|---|---|---|
| Cash flows from operating activities | | |
| Net income | | $ 2,215 |
| Adjustments to reconcile net income to net cash provided by operating activities: | | |
| (Increase) decrease in: | | |
| Commissions receivable | (23,259) | |
| Due from clearing | (58,664) | |
| Market value of securities owned by firm | 46,185 | |
| Prepaid expenses | (4,051) | |
| Increase (decrease) in: | | |
| Accrued expenses | 85,604 | |
| Total adjustments | | 45,815 |
| Net cash provided by operating activities | | 48,030 |
| Cash flows from financing activities: | | |
| Member capital contributions | | 15,000 |
| Net increase in cash | | 63,030 |
| Cash, beginning of year | | 49,622 |
| Cash, end of year | | $ 112,652 |
| Supplemental disclosures of cash flow information | | |
| Cash Paid for: | | |
| Interest | | $ -0- |
| Income taxes | | $ -0- |

See accompanying notes and independent auditors' report.

# NIA SECURITIES, LLC
## STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS
## FOR THE YEAR ENDED DECEMBER 31, 2007

| | |
|---|---|
| Balance – January 1, 2007 | $ -0- |
| Increases | -0- |
| Repayments | -0- |
| Balance – December 31, 2007 | $ -0- |

See accompanying notes and independent auditors' report.

Note 1 - Summary of Significant Accounting Policies:

Organization

NIA Securities, LLC (the "Company") was organized in New Jersey on February 3, 1998 as a limited liability company. The Company is wholly owned by NIA Group, LLC ("Parent"). The articles of organization provide for the Company to continue until December 31, 2048 unless dissolved sooner.

Principal Business Activity

The Company was formed to engage in brokers-dealer activities involving the sale of mutual funds, variable annuities and variable insurance products on an agency basis throughout the United States. The Company receives commissions from insurance companies and mutual funds for the sale of their products. The Company is registered with the Securities and Exchange Commission (SEC) and the National Association of Securities Dealers, Inc. (NASD).

Financial Statement Estimates

The preparation of financial statements in conformity with generally accepted accounting principles may require management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Commissions Receivable

The Company's commission's receivable are recorded at amounts billed to customers and presented on the balance sheet net of the allowance for doubtful accounts, if required. The allowance is determined by a variety of factors, including the age of the receivables, current economic conditions, historical losses and other information management obtains regarding the financial condition of customers. The policy for determining the past due status of receivables is based on how recently payments have been received. Receivables are charged off when they are deemed uncollectible, which may arise when customers file for bankruptcy or are otherwise deemed unable to repay the amounts owed to the Company.

Note 1 - Summary of Significant Accounting Policies: (continued)

Income Taxes

No provision is required for federal and state taxes on the income of the Company. Under the Internal Revenue Code and similar state regulations, the Company is treated as a disregarded entity; accordingly, the income of the Company is taxed to the member.

Revenue and Expense Recognition

Commission income and related expense are recorded on an accrual basis as the transactions occur.

Note 2 - Cash Segregated Under Federal and Other Regulations

The Company is not required to maintain a special reserve bank account for the benefit of customers under Rule 15c3-3 of the Securities and Exchange Commission under Section K(2)ii of the Rule.

Note 3 - Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1.

At December 31, 2007, the Company had net capital of $100,969, which was $50,969 in excess of its required minimum net capital of $50,000. The Company's ratio of aggregate indebtedness to net capital was 1.76 to 1.

Note 4 - Related Party Transactions

During the year, the Company had the following transactions with its parent company:

| | |
|---|---|
| Commission income | $ 91,792 |
| Commission expense | $ 189,017 |
| Overhead expenses | $ 127,500 |

Note 4 - Related Party Transactions (continued)

The Company has an agreement with the parent company whereby the parent would pay on behalf of the Company primarily all of the overhead and administrative expenses. The parent charges the Company for its share of expenses. A fee of $127,500 was charged for the Company's allocable share of rent, utilities, home office expense, professional fees and employee benefits.

Included in accounts payable and accrued expenses is $151,250 due to the parent.

Note 5 - Profit Sharing Plan

The Company participates in an affiliate's 401(k) defined contribution profit sharing plan which covers all eligible employees. The plan provides for a discretionary matching policy which allows the Company to match 30% of employee contributions of up to 6%.

Note 6 - Credit Risk Concentration

The Company maintains accounts in a bank in New Jersey. Accounts at that institution are insured by the Federal Deposit Insurance Corporation up to $100,000.

# NIA SECURITIES, LLC
## SUPPLEMENTAL SCHEDULE OF COMPUTATION OF NET CAPITAL REQUIREMENTS PURSUANT TO RULE 15c3-3
## AT DECEMBER 31, 2007

Schedule 1

| | |
|---|---|
| Total member's equity | $ 171,027 |
| Liabilities subordinated to claims of general creditors allowable in computation of net capital | -0- |
| Total member's equity and allowable subordinated liabilities | 171,027 |
| Less: Deductions and/or charges: Non-allowable assets | 68,878 |
| Net capital before haircuts on securities positions | 102,149 |
| Less: Haircuts on securities: Money market fund | 1,180 |
| Net capital | 100,969 |
| Less: Greater of 6 2/3% of aggregate indebtedness or $50,000 | 50,000 |
| REMAINDER: Net capital in excess of all requirements | $ 50,969 |

| | | |
|---|---|---|
| Aggregate indebtedness | $ 177,925 | = 176.21% |
| Net capital | $ 100,969 | |

We have compared the computation of net capital under Section 240.15C3-1 of the Securities Exchange Act, to your most recent unaudited Part II Filing of Form X-17a-5, and found a difference of $2,578. The difference was a result of year ending closing adjustments which were not considered material.

See independent auditors' report.

NIA SECURITIES, LLC
SUPPLEMENTAL SCHEDULE OF COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS PURSUANT TO RULE 15C3-3
AT DECEMBER 31, 2007

Schedule 2

The Company is exempt from the computation for determination of reserve requirements in that all customer transactions are cleared through Pershing, LLC on a fully disclosed basis.

See independent auditors' report.

NIA SECURITIES, LLC
SUPPLEMENTAL SCHEDULE OF INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15C3-3
FOR THE YEAR ENDED DECEMBER 31, 2007

Schedule 3

We have found no material inadequacies in the accounting system, internal accounting control, and that procedures for safeguarding securities are adequate.

See independent auditors' report.

NIA SECURITIES, LLC
SUPPLEMENTAL SCHEDULE OF RECONCILIATION PURSUANT TO RULE 17a-5(d); 4
AT DECEMBER 31, 2007

Schedule 4

The computation of net capital per the audited financial statements as at December 31, 2007, compared to the net capital computed on Form X-17a-5 (Focus Report) differed by $2,578. The difference was a result of year end closing adjustments and these are considered normal and ordinary in nature.

See independent auditors' report.

Certified Public Accountants

M. I. GROSSMAN & COMPANY, L.L.C.

# INDEPENDENT AUDITOR'S REPORT



Member and Directors of NIA Securities, LLC
66 Route 17
Paramus, NJ 07652

We have audited the Focus Report Form X-17a-5 of NIA Securities, LLC as of December 31, 2007 and the related forms for the year then ended. Our audit was made in accordance with generally accepted auditing standards and accordingly included such tests of the accounting records and such other auditing procedures as we considered necessary in the circumstances.

In our opinion, the forms referred to above were determined fairly in accordance with applicable instructions and forms that were in use at the time of such filings.

M. I. Grossman & Co.

M. I. Grossman & Company, L.L.C.
Certified Public Accountants

February 2, 2008

MORRIS I. GROSSMAN, CPA  HENRY S. MILLIN, CPA  JACK L. BOCK, CPA

1496 Morris Avenue, Union, New Jersey 07083

Tel: (908) 687-7740  E-Mail: MIGCPA@MIGROSSMAN.COM  Fax: (908) 686-6043

[redacted]

Certified Public Accountants

M. I. GROSSMAN & COMPANY, L.L.C.

# INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17 a-5 FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15C3-3

Member and Directors of NIA Securities, LLC
66 Route 17
Paramus, NJ 07652

In planning and performing our audit of the financial statements and supplemental schedules of NIA Securities, LLC (the "Company") for the year ended December 31, 2007, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (the SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the company in making quarterly securities examinations.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of an internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

MORRIS I. GROSSMAN, CPA     HENRY S. MILLIN, CPA     JACK L. BOCK, CPA

1496 Morris Avenue, Union, New Jersey 07083

Tel: (908) 687-7740     E-Mail: MIGCPA@MIGROSSMAN.COM     Fax: (908) 686-6043

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2007, to meet the SEC's objectives.

This report is intended solely for the information and use of management, the Securities and Exchange Commission, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in the regulation of registered brokers and dealers and is not intended to be and should not be used for any other purpose.

M. I. Grossman & Co.

M. I. Grossman & Company, L.L.C.
Certified Public Accountants

February 2, 2008

END